December 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Grupo TMM, S.A. Registration Statement on Form F-4 (Registration No. 333-99075)

Dear Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Grupo TMM, S.A. (the "Registrant") to withdraw the above-referenced filing, which was filed with the Securities and Exchange Commission on August 28, 2002, as amended (the "Registration Statement").

        The Registrant is withdrawing the Registration Statement because it no longer intends to offer or sell shares in connection with such Registration Statement. No securities were sold in connection with the offering under the Registration Statement.

        If you have any questions concerning this application, please contact the Registrant's legal counsel, Thomas C. Janson, Jr. of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5921.

Sincerely,
By:	/s/ Juan Fernandez Galeazzi
	Name:	Juan Fernandez Galeazzi
	Title:	Treasurer